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Exhibit No. 10.48


                        NEXTCARD RETAINS GOLDMAN SACHS TO
                           PURSUE SALE OF THE COMPANY

        THE COMPANY ALSO REPORTS OPERATING RESULTS FOR THIRD QUARTER 2001
                         AND NEW REGULATORY LIMITATIONS


SAN FRANCISCO--October 31, 2001--NextCard, Inc. announced today that its Board of Directors has retained Goldman, Sachs & Co. to explore opportunities for the sale of the Company to a larger, more established financial institution with the resources necessary to support the Company's continued growth. The Company's decision resulted from its belief that, given newly imposed regulatory limitations on its business operations, as well as the current market environment, it can best enhance shareholder value through a transaction with a larger and better-capitalized entity.

"NextCard has established a strong leadership position in the Internet channel, which is the fastest growing channel in the credit card business," said John Hashman, Chief Executive Officer of NextCard. "We believe we have created tremendous value in our business model, and we should be in a better position to unlock that value for our shareholders through a transaction with a larger entity."

Continued Mr. Hashman: "We have a leading technology infrastructure, and have established one of the most recognizable brands on the Internet. Further, our direct marketing and credit underwriting expertise, along with our $2.0 billion in loans under management, should provide great value for any company that desires to establish its own leadership position in this growth channel. "

Goldman Sachs has commenced an active marketing program for the sale of the Company. The Company describes, below, the elements of value a potential acquirer might attribute to the Company. However, the Company cannot give any assurance at this time as to whether any transaction will result from this process or as to the value or timing of any possible transaction.

COMPANY PROVIDES ADDITIONAL RESERVES AND LIMITS CERTAIN OPERATING ACTIVITIES

The Company announced that it is taking several steps to increase reserves and limit certain lending activities of its wholly owned banking subsidiary, NextBank, N.A. (the "Bank"). These steps are being taken as a result of discussions with the Bank's regulators, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC," collectively with the OCC, the "Regulators"), as well as in consideration of the worsening economic situation. The Regulators are currently completing an examination of the Bank.

The increase in the Allowance for Loan Loss amount was developed in consultation with the Regulators to give full consideration to changes in economic conditions and the impact those effects may have on the portfolio. The Bank has increased the Allowance

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Exhibit No. 10.48


for Loan Losses by increasing its reserves to provide coverage for 12 months of projected losses, which is a more conservative approach to reserving for losses inherent in the portfolio.

As an additional result of discussions with the Regulators, the Company has further tightened its underwriting criteria to limit new account originations to FICO scores above 680, suspended originations of secured credit cards, and suspended or limited certain line management programs, re-pricing programs, and fee-based product strategies.

The Bank also established a valuation reserve during the third quarter in the amount of $5.6 million to recognize the estimated uncollectible portion of accrued finance charges and fees on certain on-balance sheet loans that are more than 30+ days delinquent. Historically, and consistent with certain industry practice, these finance charges and fees were reversed against current revenue upon charge-off of the related account.

The Bank has determined that, effective in the third quarter of 2001, it will classify as credit losses certain loan losses which were previously recognized as fraud losses and reflected as other expenses in the Company's financial statements. The Company believes that a substantial portion of these losses are related to fraudulent account origination activity specific to the Internet channel. As a result of discussions with the Regulators, the Company is developing an account level classification system to identify each fraudulent account in this category. Until such time that this classification system is fully developed, the Company will continue to classify these losses going forward as credit losses, and include them in its calculation of loan loss reserves.

In addition, the Regulators have notified the Bank that, as a result of the change in treatment of certain losses on loans sold through the Bank's securitization activities as fraud losses rather than credit losses, as described above, they have determined that the Company's securitization activities do not qualify for "low-level recourse treatment" under applicable regulations. The impact of the Regulators' decision to disallow low-level recourse treatment on the securitized assets was to increase the Bank's risk-weighted assets by approximately $537.5 million, to $2.1 billion as of September 30, 2001. The Bank is appealing this matter, which it does not believe is supported by regulatory guidelines. The Company cannot give any assurances as to whether this appeal will be favorably decided or the timing of any action on the appeal.

Finally, during the third quarter of 2001 the Bank expensed $35.7 million in certain capitalized intercompany acquisition costs previously expensed by the Company but still capitalized on the Bank's books. This change reduced the Bank's regulatory capital on a dollar-for-dollar basis but did not have any effect on the Company's consolidated financial statements.

CAPITAL RATIOS AND THE BANK

As a result of the increase in loan loss reserves, the elimination of low-level recourse treatment for securitized assets, the write-off of deferred acquisition costs and the Bank's reported loss for the third quarter 2001, the Bank's total risk-based capital ratio decreased to 5.38 percent of total risk-weighted assets as of September 30, 2001, as compared to 17.35 percent as of June 30, 2001. The Bank's Tier 1 risk-based capital

Exhibit No. 10.48


ratio was 4.11 percent as of September 30, 2001, as compared to 15.69 percent, as of June 30, 2001, and the Bank's leverage ratio was 10.79 percent as of September 30, 2001, as compared to 18.55 percent as of June 30, 2001.

The Bank is now considered "significantly undercapitalized" under applicable federal banking regulations because its risk-based capital ratio has dropped below 6%. The Bank's Tier 1 and leverage capital ratios remain at amounts consistent with requirements for "well capitalized" banks. As a "significantly under-capitalized" institution, the Bank will be subject to Prompt Corrective Action (a "PCA") under applicable federal banking law. Under PCA provisions, the Bank must promptly submit an acceptable capital restoration plan to the OCC. In addition, the Bank is prohibited from increasing its average asset position above that established in the third quarter of 2001, will be prohibited from accepting or renewing any "brokered" deposits and must limit certain payments from the Bank to any affiliated entity. The Bank will also be subject to heightened regulatory scrutiny and prior approval requirements. Additional restrictions could be imposed on the Bank at the discretion of the OCC, without prior notice.

The Bank had previously agreed with the OCC to maintain total capital of not less than 12 percent of risk-weighted assets, a level that exceeds the regulatory requirements for well-capitalized institutions. As of September 30, 2001, the Bank would have required approximately $140 million in additional regulatory capital to reach the 12 percent capital level committed to the OCC.

The Company is a party to a Capital Assurance Agreement with the Bank, dated October 26, 2000, which states that the Company will contribute additional capital to return the Bank to a capital level equal to or exceeding "well capitalized" status in the event the Bank falls below such level.

THIRD QUARTER OPERATING RESULTS

The Company today also announced operating results for the third quarter of 2001. Total managed revenue, which includes the impact of securitization activities, increased to $95.7 million. Operating revenue on a managed basis increased to $95.5 million for the quarter ended September 30, 2001, compared to $49.3 million for the quarter ended September 30, 2000. This represents an increase of 94 percent over the same period in 2000 and an increase of 19 percent over the previous quarter.

Total managed loans rose over 82 percent to $2.0 billion as of September 30, 2001, compared to $1.1 billion as of September 30, 2000, and rose 11 percent over the $1.8 billion in managed loans as of June 30, 2001. Total customer accounts increased over 100 percent to 1.2 million as of September 30, 2001, compared to approximately 600 thousand customer accounts as of September 30, 2000, increasing 20 percent over the approximately 1.0 million customer accounts as of June 30, 2001.

The Company's net loss for the third quarter of 2001 was $53.1 million, or $1.00 per share. This compares to a net loss per share of $0.38 in the third quarter of 2000 and a net loss per share of $0.27 in the second quarter of 2001.

Net-interest margin for the third quarter of 2001 rose to 7.80 percent from 6.51 percent in the second quarter of 2001. The Company continues to enhance its overall pricing

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Exhibit No. 10.48


strategies through its proprietary Profile Based Pricing system and its customer management programs. The Company has seen continued improvements in cost of funds during the third quarter of 2001 as the Company benefited from further re-pricing of its CD portfolio and conduit borrowing facilities. Cost of funds decreased by 80 basis points during the quarter.

Total yield on the managed loan portfolio for the third quarter of 2001 was
20.30 percent, compared to 18.89 percent in the second quarter of 2001 and 19.00 percent in the same quarter the prior year. The stronger than expected yield was the result of the Company's pricing expertise, cardholder purchase activity, and solid results from the sale of fee-based products.

Risk-adjusted margin on the managed loan portfolio for the third quarter of 2001 was 7.57 percent, compared to 8.34 percent in the second quarter and 9.05 in the same quarter the previous year. The risk-adjusted margin in the third quarter was positively impacted by the stronger than expected yield and lower cost of funds.

Total loan charge-offs for the third quarter of 2001 were 7.89 percent. Excluding the change in fraud classification discussed above, loan charge-offs would have been 6.13 percent, compared to loan charge-offs of 4.92 percent for the second quarter of 2001. The delinquency rate (30+ days) on total managed loans increased to 5.90 percent as of September 30, 2001, compared to 5.25 percent as of June 30, 2001.

Consolidated cash and cash equivalents were $129.9 million as of September 30, 2001, compared to $198.4 million as of June 30, 2001 and $210.7 million as of September 30, 2000. Unrestricted cash and cash equivalents at the Parent, NextCard, Inc. were $35.7 million as of September 30, 2001.

FINANCIAL GUIDANCE WITHDRAWN

Prior to the changes in its business operations announced today, the Company believed that it was on track to achieve profitability in the fourth quarter of 2001, and recognize significant profits in 2002 and 2003. The primary impact of these changes in business operations will be to reduce revenues beginning in the fourth quarter, which are likely to be offset by reduced marketing and acquisition costs and lower operating expenses, giving the Company continued confidence in a fourth quarter break-even. However, in light of the strategic decisions announced today, the Company believes it is appropriate to formally withdraw guidance for the fourth quarter of 2001 as well as 2002 and 2003.

ELEMENTS OF COMPANY VALUE

The Company believes that it has built a business with tremendous franchise value which could be realized most effectively as part of a larger institution with greater financial and capital resources. While no assurance can be given regarding a sale of the Company, nor the price of such a sale, the Company believes that a potential acquirer may focus on some, or all, of the following elements in valuing the Company as an acquisition target:

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Exhibit No. 10.48


-   The Company's adjusted book value;

-   The after-tax value of the Company's net operating loss carry forward;

-   The value of the Company's loan portfolio; and

-   The Company's industry-leading technology and marketing platforms.

As of September 30, 2001, the Company's equity was $118.6 million and the Company's loan loss reserves were $71.6 million, resulting in aggregate equity plus reserves of $190.2 million. On September 30, 2001, unamortized goodwill was $4.3 million. Therefore the adjusted book value of the Company, derived from subtracting unamortized goodwill from the aggregate equity and reserves, was $185.9 million on September 30, 2001.

The estimated net operating loss carry forward of the Company for federal tax purposes on September 30, 2001, exceeded $175.0 million. The use of net operating losses by any potential buyer would be subject to restrictions and limitations imposed by the U.S. Internal Revenue Code.

The Company's technology and marketing platform has enabled the Company to gain the largest share of credit card originations in the online credit card origination channel, according to Brittain Associates. Brittain Associates reports that in 2001, the Company has attained a 26% share of online applicants. This platform has also enabled the Company to offer a leading, differentiated product to consumers. As validation of this, NextCard was named the No. 1 Internet credit card four times out of five by Gomez(TM) in the past two years.

While the Company would expect that a potential acquirer will utilize some or all of the data described above in its valuation analysis, no assurances can be made about the value a potential acquirer will place on these elements, nor can the Company speculate on other elements of value, both positive and negative, that a potential acquirer may incorporate into its analysis.

Statements contained herein as to the Company's expectations and goals are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Among the significant risks and uncertainties are: competitive pressures arising from aggressive competition from other consumer lenders; factors that affect the delinquency rate on the Company's consumer loans and the rate at which the Company's consumer loans are charged off; the Company's ability to grow its consumer loan portfolio; changes in the cost, availability, or access to funding due to changes in the deposit, credit or securitization markets; the effects of government policy and regulation, including restrictions and/or limitations arising from banking laws, regulations and examination, including the current proceedings before the OCC and the related appeal described in this press release; legal proceedings; and the ability to attract and retain key personnel. More information on risk factors affecting the Company is available in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.